UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

Y8162K204
(CUSIP Number)

Songa Bulk ASA Haakon VII's Gate 1 Oslo, 0161 Norway Telephone Number: 47 23118270
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y8162K204

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Songa Bulk ASA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,750,450

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,750,450

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,750,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.38%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y8162K204

Item 1.	Security and Issuer.

The name of the issuer is Star Bulk Carriers Corp., a Marshall Islands corporation (the "Issuer").  The address of the Issuer's principal executive offices is 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.  This Schedule 13D relates to the Issuer's Common Shares, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The person filing this statement is Songa Bulk ASA, a public limited liability company incorporated and domiciled in Norway ("Songa" or the "Reporting Person").
(b), (c)
The address of the principal place of business of the Reporting Person is Haakon VII's Gate 1, 0161 Oslo, Norway.

The principal business of the Reporting Person is acting as an international shipping company.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of the Reporting Person is set forth below. If no residence or business address is given, the director's or executive officer's address is Haakon VII's Gate 1, 0161 Oslo, Norway.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship
Arne Blystad	Director, Chairman
Mr. Blystad is a citizen of Norway and is the chairman of the board of directors, independent investor, and co-founder of Songa Bulk ASA. He has served as a member of the board of directors of Songa Bulk ASA since September 2016.  Mr. Blystad is self-employed.

Magnus Roth	Director	Mr. Roth is a citizen of Sweden and has served as a member of the board of directors of Songa Bulk ASA since December 2016. Mr. Roth is self-employed.
Christine Rødsæther	Director	Ms. Rødsæther is a citizen of Norway and has served as a member of the board of directors of Songa Bulk ASA since May 2017. Mrs. Rødsæther is a partner at the Norwegian law firm, Simonsen Vogt & Wiig.
Vibeke Gwendoline Fængsrud	Director
Mr. Fængsrud is a citizen of Norway and has served as a member of the board of directors of Songa Bulk ASA since May 2017.  Mr. Fængsrud is an entrepeneur and founder and owner of "House of Math", a Norwegian company providing tutoring services.

Herman Alf Billung	Chief Executive Officer	Mr. Billung is a citizen of Norway and has been Chief Executive Officer of Songa Bulk ASA since October 2016.
Per Kristian Aamlid	Chief Operating Officer
Mr. Aamlid is a citizen of Norway and has been Chief Operational Officer of Songa Bulk ASA since October 2016. Mr. Aamlid has been the Chartering Director for Arne Blystad AS since 2007. Mr. Aamlid also serves as chairman of the board of directors of PK Shipping AS, and as a member on the board of directors of each Cedar Car Carriers AS/DIS, Lillefanten AS, Fantholmen AS, Lehmar Equity Holding AS, and Lehmar Shipbroking AS.

Thomas Rønningen	Chief Financial Officer
Mr. Ronningen is a citizen of Norway and has been Chief Financial Officer of Songa Bulk ASA since March 2017. Mr. Ronningen also serves as a director of NITHO Invest AS and Financial Controller for Arne Blystad AS since 2013.

(d), (e)
Neither the Reporting Person nor any executive officer or director of the Reporting Person listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Songa entered into an agreement for the sale and purchase of the Songa Vessels between the Sellers listed in Appendix 1, Songa Bulk ASA, the Purchasers listed in Appendix 2, Star Bulk Carriers Corp. and Star Songa LLC dated May 14, 2018 attached hereto as Exhibit 1 (the "Purchase Agreement"), pursuant to which the Issuer purchased 15 operating vessels from Songa for an aggregate of 13,725,000 Shares and $145 million in cash (the "Transaction").   On July 6, 2018, Songa received 13,688,000 Shares in connection with the closing of the Transaction, which represented 16.87% of the issued and outstanding Shares of the Issuer as of that date.

Item 4.	Purpose of Transaction.

The information contained in Item 3 is incorporated by reference.

As part of the Transaction, Songa's board of directors has resolved to distribute all of the 13,688,000 Shares to its shareholders as part of a dividend (the "Dividend").  The Dividend will be distributed to all eligible shareholders of Songa that submit a properly completed representation letter to Songa (the "Representation Letter").  The record date for the first Dividend was July 12, 2018.  Songa received 723 Representation Letters and will distribute 10,929,550 Shares on July 13, 2018 to its shareholders as of the record date.  Songa plans to make two further dividend distributions during 2018 to accommodate shareholders of Songa that submit the Representation Letter late.  Shareholders of Songa that are not eligible to receive the Shares will receive a cash payment.

As part of the Transaction, Mr. Arne Blystad has been appointed to the Board of Directors of Star Bulk as a Class C Director and Mr. Herman Billung will join the management team of Star Bulk as Senior Vice President.  Messrs. Herman Billung, Arne Blystad and Per Kristian Aamlid each received 3,150, 31,850 and 2,000 Shares, respectively, as part of the Transaction.

Except as otherwise set forth herein, the Reporting Person does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Person reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,750,450 Shares, constituting 3.38% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  The Reporting Person has the sole power to vote or direct the vote of 2,750,450Shares and the shared power to vote or direct the vote of 0 Shares.  The Reporting Person has the sole power to dispose or direct the disposition of 2,750,450 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Herman Billing may be deemed to be the beneficial owner of 26,367 Shares, which includes the Shares received from the Dividend, constituting less than 1% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  Mr. Billung has the sole power to vote or direct the vote of 26,367 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Billung has the sole power to dispose or direct the disposition of 26,367 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Arne Blystad may be deemed to be the beneficial owner of 1,547,651 Shares, which includes the Shares received from the Dividend, constituting 1.9% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  Mr. Blystad has the sole power to vote or direct the vote of 1,547,651 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Blystad has the sole power to dispose or direct the disposition of 1,547,651 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Per Kristian Aamlid may be deemed to be the beneficial owner of 14,635 Shares, which includes the Shares received from the Dividend, constituting less than 1% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  Mr. Aamlid has the sole power to vote or direct the vote of 14,635 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Aamlid has the sole power to dispose or direct the disposition of 14,635 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Magnus Roth may be deemed to be the beneficial owner of 1,961,372 Shares, which includes the Shares received from the Dividend, constituting 2.4% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  Mr. Aamlid has the sole power to vote or direct the vote of 1,961,372 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Aamlid has the sole power to dispose or direct the disposition of 1,961,372 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Vibeke Gwendoline Fængsrud may be deemed to be the beneficial owner of 986 Shares, which includes the Shares received from the Dividend, constituting less than 1% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  Mr. Aamlid has the sole power to vote or direct the vote of 986 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Aamlid has the sole power to dispose or direct the disposition of 986 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Christine Rødsæther may be deemed to be the beneficial owner of 1,709 Shares, which includes the Shares received from the Dividend, constituting less than 1% of the Shares, based upon 81,152,739 Shares outstanding as of the date hereof.  Mr. Aamlid has the sole power to vote or direct the vote of 1,709 Shares and the shared power to vote or direct the vote of 0 Shares.  Mr. Aamlid has the sole power to dispose or direct the disposition of 1,709 Shares and the shared power to dispose or direct the disposition of 0 Shares.

The information in Items 3 and 4 is incorporated by reference.

(e)	Songa ceased to be the beneficial owner of more than five percent of the Shares as of July 13, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
No.	Exhibit
1.	Purchase Agreement dated May 14, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2018
(Date)

Songa Bulk ASA

By: /s/ Herman Billung
Name: Herman Billung Title: Chief Executive Officer
* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).